SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                          TRANSKARYOTIC THERAPIES, INC.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   893735 10 0
                                   -----------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                 April 21, 2005
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP No. 893735 10 0                                          Page 2 of 8 pages
---------------------                                          -----------------
----------- --------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Equity Partners, L.P.
            I.R.S. #13-3986317
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
     3      SEC USE ONLY
----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- ----------- ----------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
     NUMBER OF        ----------- ----------------------------------------------
      SHARES                8       SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                     4,999,729
    REPORTING         ----------- ----------------------------------------------
   PERSON WITH              9       SOLE DISPOSITIVE POWER

                                    -0-
                      ----------- ----------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,999,729
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,999,729
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.3%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------
* Calculated based on 34,876,651 shares of common stock outstanding as of March 1, 2005, as represented by the Company in its Form 10-K for the year ended December 31, 2004.

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP No. 893735 10 0                                          Page 3 of 8 pages
---------------------                                          -----------------
----------- --------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus and Co.
            I.R.S. #13-6358475
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
     3      SEC USE ONLY
----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- ----------- ----------------------------------------------
                            7       SOLE VOTING POWER

                                    38,667
     NUMBER OF        ----------- ----------------------------------------------
      SHARES                8       SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                     4,999,729
    REPORTING         ----------- ----------------------------------------------
   PERSON WITH              9       SOLE DISPOSITIVE POWER

                                    38,667
                      ----------- ----------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,999,729
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,038,396
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.4%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              PN
------------- ------------------------------------------------------------------
* Calculated based on 34,876,651 shares of common stock outstanding as of March 1, 2005, as represented by the Company in its Form 10-K for the year ended December 31, 2004.

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP No. 893735 10 0                                          Page 4 of 8 pages
---------------------                                          -----------------
----------- --------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC (f/k/a E.M. Warburg Pincus & Co., LLC)
            I.R.S. #13-3536050
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
     3      SEC USE ONLY
----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- ----------- ----------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
     NUMBER OF        ----------- ----------------------------------------------
      SHARES                8       SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                     4,999,729
    REPORTING         ----------- ----------------------------------------------
   PERSON WITH              9       SOLE DISPOSITIVE POWER

                                    -0-
                      ----------- ----------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,999,729
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,999,729
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.3%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------
* Calculated based on 34,876,651 shares of common stock outstanding as of March 1, 2005, as represented by the Company in its Form 10-K for the year ended December 31, 2004.

                                 SCHEDULE 13D/A

---------------------                                          -----------------
CUSIP No. 893735 10 0                                          Page 5 of 8 pages
---------------------                                          -----------------
----------- --------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus Partners LLC
            I.R.S. #13-4069737
----------- --------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
     3      SEC USE ONLY
----------- --------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

            [ ]
----------- --------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- ----------- ----------------------------------------------
                            7       SOLE VOTING POWER

                                    -0-
     NUMBER OF        ----------- ----------------------------------------------
      SHARES                8       SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                     4,999,729
    REPORTING         ----------- ----------------------------------------------
   PERSON WITH              9       SOLE DISPOSITIVE POWER

                                    -0-
                      ----------- ----------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,999,729
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,999,729
------------- ------------------------------------------------------------------
     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.3%*
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------
* Calculated based on 34,876,651 shares of common stock outstanding as of March 1, 2005, as represented by the Company in its Form 10-K for the year ended December 31, 2004.

     This Amendment No. 3 amends the Schedule 13D originally filed on June 16, 2000, as amended by Amendment No. 1, filed on June 29, 2000, and as further amended by Amendment No. 2, filed on March 27, 2001 (as so amended, the "Original 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC"), and, with respect to this Amendment No. 3 to the Original 13D, Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP ("WPP LLC", WPEP, WP and WP LLC are each referred to as a "Reporting Entity" and collectively as the "Reporting Entities"). This Amendment No. 3 to the Original 13D relates to the common stock, par value $0.01 per share, of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP, WP, WP LLC and WPP LLC in this Schedule 13D include certain shares of Common Stock owned by Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands Commanditaire Vennootschap ("WPNEPI"), and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands Commanditaire Vennootschap ("WPNEPIII"), which shares the Reporting Entities may be deemed to beneficially own. This Amendment No. 3 to the Original 13D adds WPP LLC as a "Reporting Entity."

Item 2.  Identity and Background.

     Items 2(a) and (c) are hereby amended by supplementing the information with respect to each of the Reporting Entities with the following:

     (a) The sole general partner of WPEP is WPP LLC. WP is the sole managing member of WPP LLC. WP LLC manages WPEP.

     (c) The principal business of WPEP is that of making private equity and related investments. The principal business of WPP LLC is acting as sole general partner of WPEP and several other related partnerships. The principal business of WP is acting as the managing member of WPP LLC. The principal business of WP LLC is acting as manager of WPEP and several other related partnerships.

Item 4.  Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion:

     WPEP, WP, WPNEPI and WPNEPIII (hereinafter, collectively referred to as the "Warburg Pincus Entities") and Shire Pharmaceuticals Group plc, a public limited company incorporated under the laws of England and Wales ("Shire"), have entered into a Voting Agreement, dated as of April 21, 2005 (the "Voting Agreement"), pursuant to which the Warburg Pincus Entities have agreed that they will vote all of the shares of Common Stock beneficially owned by them in favor of adoption of that certain Agreement and Plan of Merger, dated as of April 21, 2005 (the "Merger Agreement"), by and among the Company, Shire and Sparta Acquisition Corporation, a Delaware corporation ("Merger Subsidiary"). Pursuant to the Merger Agreement, upon satisfaction of the conditions set forth therein, Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger. Pursuant to the Voting Agreement, the Warburg Pincus Entities appointed Shire as their attorney-in-fact and proxy, with full power of substitution, to vote the shares of Common Stock beneficially owned by them in favor of adoption of the Merger Agreement and against certain other corporate actions.

     A copy of the Voting Agreement is filed as Exhibit 1 hereto. The Voting Agreement is incorporated herein by reference and the foregoing summary of the Voting Agreement is qualified in its entirety by reference to the exhibit.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original 13D is hereby amended to add the following:

     As described in Item 4 hereto, the Warburg Pincus Entities and Shire have entered into a Voting Agreement. The information set forth in Item 4 with respect to the Voting Agreement is incorporated into this Item 6 by reference.



Item 7.  Material to Be Filed as Exhibits.

     Exhibit 1. Voting Agreement, dated as of April 21, 2005, among the Warburg Pincus Entities and Shire.

     Exhibit 2. Amended and Restated Joint Filing Agreement, dated as of April 21, 2005, among the Reporting Entities.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2005                  WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                             By:  Warburg Pincus Partners LLC,
                                                  its General Partner

                                                  By:  Warburg Pincus & Co.,
                                                       its Managing Member

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


Dated:  April 21, 2005                  WARBURG PINCUS & CO.

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


Dated:  April 21, 2005                  WARBURG PINCUS LLC

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Managing Director


Dated:  April 21, 2005                  WARBURG PINCUS PARTNERS LLC

                                             By:  Warburg Pincus & Co.,
                                                  its Managing Member

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner